UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pansoft Company Limited

(Name of Company)

Ordinary Shares, par value $0.0059 per share

(Title of Class of Securities)

G6891W101

(CUSIP Number)

Timesway Group Limited

Hu (Hugh) Wang

Guoqiang Lin

3/F Qilu Software Park Building

Jinan Hi-Tech Zone

Jinan, Shandong 250101 PRC

(86531) 88871166

with copies to

Anthony W. Basch

Kaufman & Canoles, P.C.

Two James Center, 14th Floor

1021 E. Cary St.

Richmond, VA 23219

(804) 771-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G6891W101

1.	Name of Reporting Person

Timesway Group Limited

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Timesway Group Limited: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 0
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

100%

14.	Type of Reporting Person *

Timesway Group Limited: CO

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CUSIP: G6891W101

1.	Name of Reporting Person

Hu (Hugh) Wang

2.	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b)

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hu Wang: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 50,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

100%

14.	Type of Reporting Person *

Hu Wang: IN

(1)	Mr. Hu Wang serves as the Chairman and Director of Timesway. As Director of Timesway, Mr. Wang may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway. Mr. Wang hereby disclaims beneficial ownership of such securities.

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CUSIP: G6891W101

1.	Name of Reporting Person

Guoqiang Lin

2.	Check the Appropriate Box if a Member of a Group*
(a)(b)

3.	SEC Use Only

4.	Source of Funds

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Guoqiang Lin: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 50,000(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

100%

14.	Type of Reporting Person *

Guoqiang Lin: IN

(1)	Mr. Guoqiang Lin shares control of Timesway with Mr. Wang. As such, Mr. Lin may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway. Mr. Lin hereby disclaims beneficial ownership of such securities.

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Preamble

This statement of beneficial ownership on Schedule 13D is being filed jointly by Timesway Group Limited (“Parent”), Mr. Hu (Hugh) Wang and Mr. Guoqiang Lin (collectively, the “Reporting Persons”; Reporting Persons that are entities shall be referred to hereinafter as “Entity Reporting Persons” and Reporting Persons who are individuals shall be referred to hereinafter as “Individual Reporting Persons.”)

This Schedule 13D replaces the Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2011 by Parent and Mr. Wang with respect to the ordinary shares, par value $0.0059 per share (the “Ordinary Shares”), of Pansoft Company Limited, a British Virgin Islands company (the “Issuer”). This Schedule 13D is being filed because the Reporting Persons may not longer qualify to file on Schedule 13G. See Item 4 below.

Item 1. Security and Issuer

This statement relates to the Ordinary Shares of the Issuer. The principal executive office of the Issuer is located at 3/F Qilu Software Park Building, Jinan Hi-Tech Zone, Jinan, Shandong 250101, PRC.

Item 2. Identity and Background

a. Parent, Hu (Hugh) Wang and Guoqiang Lin. Each of the filers is filing jointly with the others but not as a member of a group and each disclaims membership in a group.

b. The business address of each of Mr. Wang and Mr. Lin is 3/F Qilu Software Park Building, Jinan Hi-TechDistrict, Jinan, Shandong 250101, PRC. The registered office of Parent is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, British Virgin Islands.

c. Parent is a holding company organized in the British Virgin Islands, which has no assets or operations other than holding the Ordinary Shares of the Issuer. Mr. Wang is the founder and chairman of the Board of Directors of the Issuer and is chairman and director of Parent. Mr. Lin is the Chief Executive Officer of the Issuer and shares control of Parent with Mr. Wang.

d. During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding.

e. During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Mr. Wang and Mr. Lin are PRC citizens. Parent is a British Virgin Islands company.

Item 3. Source and Amount of Funds or Other Consideration

As mentioned above, none of the Reporting Persons has purchased any additional Ordinary Shares in connection with this transaction. However, the below description explains the source of funds used to complete the merger.

The Reporting Persons estimate that the total amount of funds required to complete the merger and related transactions, including payment of fees and expenses in connection with the merger, is anticipated to be approximately $8,399,393. This amount was provided through debt financing of approximately $8,400,000.

In connection with its entry into the merger, Parent entered into a banking facility letter with Citic Bank International Limited (“Citic”). The banking facility letter provides a term loan facility of up to an aggregate of $8,400,000 in principal, to be used to finance the merger and related transactions. The banking facility is to be drawn down in a single lump sum. The banking facility has been drawn down to fund the merger transaction, and the loan proceeds have been wired to the exchange agent to fund the share exchange obligations.

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Interest under the facility will accrue from day to day (on a 360 day year basis) at an annual rate equal to LIBOR plus 2.7%. Parent will be required to obtain an RMB standby letter of credit from China CITIC Bank Corporation Limited (or another bank acceptable to Citic) for at least 105% of the principal advanced under the facility. Other than the requirement that the Parent obtain a standby letter of credit, the banking facility requires no collateral. The final maturity date of the facility will be May 9, 2013. All principal will be repayable on the final maturity date, and accrued interest is payable in arrears on the last day of each interest period.

In addition to the interest payments mentioned above, Parent has paid Citic an initial fee of $42,000 and a commitment fee at an annual rate equal to 0.5% on the daily undrawn balance of the banking facility, beginning from June 12, 2012.

Item 4. Purpose of Transaction

On September 26, 2012, the Issuer held a special meeting of shareholders (the “Special Meeting”) at its office located at 3/F Qilu Software Park Building, Jinan Hi-Tech Zone, Jinan, Shandong 250101 PRC. At the Special Meeting, the Issuer’s stockholders voted in favor to approve the previously disclosed Agreement and Plan of Merger, dated May 16, 2012 (the “Merger Agreement”), by and among the Issuer, Parent and Genius Choice Capital Limited (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent.

On November 9, 2012, the Issuer filed the Articles of Merger with the Corporate Registry of British Virgin Islands, pursuant to which the Merger became effective. Upon consummation of the Merger, each outstanding Ordinary Share (other than as described below) was converted automatically into the right to receive $4.15 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes.

Shares of Common Stock owned by the Reporting Persons were cancelled without payment of the Per Share Merger Consideration. No shareholder has made a demand for appraisal rights under the BVI Business Companies Act, 2004, as amended.

Upon the effective time of the Merger, the Issuer became a wholly-owned subsidiary of Parent with 50,000 shares of Common Stock outstanding (all of which became owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock ceased to trade on The NASDAQ Capital Market  (“NASDAQ”) prior to the opening of trading on November 12, 2012 and the Issuer became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. NASDAQ has filed an application on Form 25 with the SEC to report that the Issuer is no longer listed on NASDAQ. On November 19, 2012, the Issuer will file a Certification and Notice of Termination on Form15 with the SEC in order to deregister the Common Stock under the Exchange Act and suspend the Issuer’s reporting obligations under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a), (b)	As of the date of filing of this Amendment, Parent beneficially owns 50,000 Ordinary Shares, representing 100% of the outstanding shares of the Issuer. Parent has the sole voting and dispositive power with respect to these shares. Mr. Wang and Mr. Lin may be deemed to share beneficial ownership of these shares but disclaim such ownership. Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any shares of Common Stock or has any voting power or dispositive power over any shares of Common Stock.

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(c)	Except for the transactions described in Item 4, none of the Reporting Persons, and, to their knowledge, none of the directors and officers of the Reporting Persons, has effected any transactions in shares of the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	As a result of the Merger on November 4, 2011, Mr. Wang and Mr. Lin ceased to be the beneficial owner of any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description in Item 4 of this Schedule 13D is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 23, 2011, and is incorporated herein by reference in its entirety as Exhibit 99.2.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated November 15, 2012 by and among the Reporting Persons
Exhibit 99.2	Agreement and Plan of Merger, dated May 16, 2012, by and among the Issuer, Timesway Group Limited and Genius Choice Capital Limited (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Pansoft Company Limited on May 24, 2012 (File No. 001-34168)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:

Date: November 16, 2012

Timesway Group Limited

By:	/s/ Hu (Hugh) Wang
Hu (Hugh) Wang
Director

/s/ Hu (Hugh) Wang
Hu (Hugh) Wang

/s/ Guoqiang Lin
Guoqiang Lin

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